INVESTA MANAGEMENT CO.
                        c/o Investa Management Co., Inc.
                                551 Fifth Avenue
                            New York, New York 10176


February 23, 2000

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549
Attn:  Joy Kemppainen, Esq.

                     RE: APPLICATION FOR ORDER OF WITHDRAWAL OF REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940 FOR INVESTA
                          MANAGEMENT CO., ON BEHALF OF ITS SERIES, THE
                          WOMAN'S FUND AND THE SUPER INDEX FUND
                          (COMMISSION FILE NO. 33-72506; ICA FILE NO. 811-8198)
                          -----------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, INVESTA MANAGEMENT CO., a Massachusetts business trust, on behalf of its series, The Woman's Fund and The Super Index Fund, (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") permit the withdrawal of its Registration Statement on Form N-1A (Commission File No. 33-72506), together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on December 6, 1993 and amended on June 29, 1994 and May 23, 1995.

         The Registrant requests that the Registration Statement be withdrawn because the Registrant has abandoned its efforts to issue shares of common stock for sale to the public as contemplated by the Registration Statement. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since May 23, 1995. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

         Should you have any questions regarding this matter, please do not hesitate to contact the undersigned, or Lawrence Y. Vincent, Esq. of Spitzer & Feldman P.C. at (212) 888-6680.

                                   Sincerely,

                                   Investa Management Co.

                                   By: /S/  DEREK J. HOGGETT
                                       ---------------------
                                            Derek J. Hoggett
                                            President